SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                                  Serono S.A.
                       -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                        -------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                       -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------



          SERONO ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER



GENEVA, SWITZERLAND - NOVEMBER 10, 2004 - Serono (virt-x: SEO and NYSE: SRA) announced today the appointment of Stuart Grant as Chief Financial Officer. Mr Grant will be a member of the Serono Executive Management Board and will report directly to the CEO, Ernesto Bertarelli.

"Stuart  Grant  is  already  a  member of the Serono team as our Chief Financial
Officer for Serono Inc. in the USA." said Ernesto Bertarelli. "With this appointment we will benefit from his strong financial management and business skills at the overall company level."

Mr Grant has over 25 years of financial and business management experience in the high technology sector, in both the Corporate and Field environments. He held various senior financial positions with Digital Equipment Corporation, before joining Serono in 1995. During his time at Serono, he has held a number of financial and general management roles with increasing responsibility and has demonstrated strong leadership.

Mr Grant will take up his new responsibilities within the next few weeks, while ensuring a smooth transition.

Mr Grant graduated with a Bachelor of Accountancy from the University of Glasgow, and is a Chartered Accountant.


                                                                             1/2

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT  SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

FOR MORE INFORMATION, PLEASE CONTACT:

  CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
  Tel:  +41 22 739 36 00      Tel:  +41 22 739 36 01
  Fax:  +41 22 739 30 85      Fax:  +41 22 739 30 22
  http://www.serono.com       Reuters: SEO.VX / SRA.N
  ---------------------       Bloomberg: SEO VX / SRA US

  MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
  Tel:  +1 781 681 2340       Tel:  +1 781 681 2552
  Fax:  +1 781 681 2935       Fax:  +1 781 681 2912
  http://www.seronousa.com
  ------------------------



                                                                             2/2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO  S.A.
                                   a Swiss corporation
                                   (Registrant)



November 10, 2004                  By: /s/ Francois Naef
                                   --------------------
                                   Name: Francois Naef
                                   Title: Secretary